UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-234701) and Form S-8 (File Nos. 333-228301 and 333-238115) of Gamida Cell Ltd. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director

On July 7, 2020, Gamida Cell Ltd. (the “Company”) announced the appointment of David Fox to the Company’s Board of Directors (the “Board”), effective July 1, 2020.

Mr. Fox will serve as a Class I director, with an initial term expiring at the Company’s 2022 annual meeting of shareholders. Mr. Fox has not been named to any committee of the Board at this time. In connection with the appointment of Mr. Fox to the Board, the Board approved an increase in the size of the Board from eight to nine members.

For his services as a director, Mr. Fox will be entitled to the terms of compensation payable to the Company's non-executive directors, as described under “Agreements and Arrangements with Directors and Executive Officers” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (the “SEC”). The Company will enter into its standard indemnification agreement for directors and officers with Mr. Fox, the form of which was filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-227601) filed with the SEC on October 17, 2018.

There are no arrangements or understandings between Mr. Fox and any other persons pursuant to which Mr. Fox was appointed as a director, and there are no transactions in which Mr. Fox has an interest requiring disclosure under Item 404(a) of Regulation S-K.

On July 7, 2020, the Company issued a press release announcing Mr. Fox’s appointment, which is furnished as Exhibit 99.1 to this Report.

Exhibits

99.1	Press release dated July 7, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

July 13, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer